NII Holdings, Inc.
10700 Parkridge Blvd.
Suite 600
Reston, VA 20191
October 19, 2007

Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
For Use of the
Commission Only

Re:	NII Holdings, Inc.
Form 10-K for the Year ended December 31, 2006
Filed February 27, 2007
File No. 000-32421
Dear Mr. Spirgel:
     NII Holdings, Inc. (the “Company”) has received your letter dated October 5, 2007 containing additional comments on the Company’s above referenced Annual Report on Form 10-K (the “Form 10-K”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on February 27, 2007. This letter on behalf of the Company responds to each of the comments set forth in your letter including certain matters that we discussed with Andrew Mew of the Commission’s staff on October 9, 2007.
     For convenience of reference, we have set forth your comments in bold below, with the Company’s response following each comment.
1.	Refer to page 3 of the supplemental information provided with your letter dated July 25, 2007. Identify for us, in quantified detail, the individual components that make up the aggregate errors in total assets and stockholders’ equity as of December 31, 2004. It is unclear to us, based upon the aggregate net income effect in the respective periods, how the impact on stockholders equity increased so significantly from December 31, 2003 to 2004, and then decreased from December 31, 2004 to 2005. Your response should provide sufficient detail to explain these changes to both stockholders’ equity and total assets and liabilities. In doing so, it may be necessary to provide details as to the individual components of total assets and stockholders’ equity at both December 31, 2005 and 2003.

Response:
We previously provided, as supplemental information, the quantified detail of the individual components that make up the aggregate errors in total assets and stockholders’ equity as of December 31, 2004 with our response dated July 25, 2007. This information also includes the details as to the individual components of total assets and stockholders’ equity at both December 31, 2005 and 2003. The table on page 3 of the supplemental information included with our July 25, 2007 response reflects the aggregate impact of all errors identified in 2006, as well as errors identified in earlier years, the most significant of which were errors that occurred in 2004 related to the accounting for deferred income taxes and an error related to the accounting for an aircraft lease transaction. We identified and corrected these errors in 2005, which reduced the impact of the aggregate errors on total assets and stockholders’ equity as of December 31, 2005. In addition, our total assets increased from $1.49 billion reported as of December 31, 2004 to $2.62 billion reported as of December 31, 2005 and our stockholders’ equity increased from $421.9 million reported as of December 31, 2004 to $811.4 million reported as of December 31, 2005, which reduced the impact of the aggregate errors as of the end of 2005.
2.	In addition, quantify for us the impact of the errors on your balance sheet individual line-items as of December 31, 2004. While we note you do not consider the impact on total assets at December 31, 2004 to be material, explain to us how you have assessed the materiality of the impact of the errors on the individual line-items comprising, for example, total assets.
Response:
We previously provided details regarding the impact of the errors on our balance sheet individual line-items as of December 31, 2004 in the supplemental information accompanying our response dated July 25, 2007. That supplemental information includes an analysis that illustrates the impact of the errors on each balance sheet line-item as of each year end and quarter end in the years ended December 31, 2006, 2005 and 2004. None of the errors identified in 2006 had an impact of greater than 5% on any balance sheet line item except the errors identified in 2006 related to the accounting for income taxes. These errors resulted in a $35.0 million or 9.5% overstatement of current liabilities and an $18.6 million or 5.9% understatement of paid in capital as of December 31, 2004.
As discussed in our response dated July 25, 2007 and in the materiality analysis that was included in the supplemental information provided with that response, we determined that errors occurring in our income tax provision and affecting current liabilities and paid-in capital would not have been important, material or relevant for reasonable users of our financial information. We also determined that correcting these errors in our financial statements would require making immaterial changes to the financial statements that would ultimately be confusing to investors without providing any significant corresponding benefit.
As a result of these and other factors outlined in our materiality analysis, we concluded, in consultation with our audit committee and PricewaterhouseCoopers LLP, that the errors and corresponding out of period adjustments in relation to our income tax provision would not be considered material to our 2003, 2004, 2005 or 2006 financial statements.

* * * * * * * * * * *
     If you have any questions concerning the foregoing responses, please do not hesitate to contact me at (703) 390-5174.
     Thank you for your assistance in this matter.
Yours truly,

/s/ Gokul Hemmady
Gokul Hemmady
Chief Financial Officer

cc:	Andrew Mew
Robert S. Littlepage, Jr.